

April 16, 2021

Ariel Emanuel
Chief Executive Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

> **Re: Endeavor Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2021**
> **File No. 333-254908**

Dear Mr. Emanuel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 31, 2021

Prospectus Summary
Summary Historical and Pro Forma Consolidated Financial and Other Data, page 29

1. We note that you believe Adjusted EBITDA is useful to investors as it eliminates certain items identified as affecting the period-over-period comparability of your operating results. We note from disclosure on page 114 that revenue increased in 2020 in part due to a $24.9 million contract termination fee. Please tell us whether this item (and other similar items, if applicable) is reflected as an adjustment in arriving at Adjusted EBITDA and other non-GAAP measures. Refer to Question 100.03 of the Non-GAAP Compliance & Disclosure Interpretations.

Management's Discussion and Analysis
Results of Operations, page 114

2.   We note your response to comment 7 and reissue in part. Please revise to discuss and analyze allocated expenses by reportable segment. Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. For example, we note from page F-56 that the mix of revenue in your Owned Sports Properties segment changed significantly between Events and Performance and Media Rights from 2018 to 2019.

Non-GAAP Financial Measures
COVID-19 related costs
Note 8, page 123

3.   We note in your response to comment 10 that you have included approximately $11.0 million of deferred event costs that have been impaired because the cancellation of such live events is a direct result of COVID-19 and government restrictions on public gatherings. Please explain how this adjustment is incremental to your normal operations.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services